                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                             STERLING WEST BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  859728-10-7
--------------------------------------------------------------------------------
                                  (CUSIP Number)

     Farhad Motia
     President
     Preferred Business Credit, Inc.
     300 N. Lake Avenue, Suite 1115
     Pasadena, CA 91101
     Telephone:  (818) 432-5625
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               February 26, 1996
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 859728-10-7                 13D                      Page 2 of 7 Pages

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON                    Preferred Business Credit, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                                  95-3924989

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                                          AF

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------

  NUMBER OF    7.   SOLE VOTING POWER                                        -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY

  OWNED BY     8.   SHARED VOTING POWER                                  -0-
    EACH       -----------------------------------------------------------------
  REPORTING

   PERSON      9.   SOLE DISPOSITIVE POWER                               -0-
    WITH       -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                                 -0-

--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY BY EACH REPORTING PERSON              -0-

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

--------------------------------------------------------------------------------


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP No. 859728-10-7                 13D                      Page 3 of 7 Pages

Item 1.   Security and Issuer.
------    -------------------

     This statement relates to the Common Stock (the "Common Stock") of Sterling West Bancorp, a California corporation ("Sterling"). The principal executive offices of Sterling are located at 3287 Wilshire Boulevard, Los Angeles, CA 90010.

Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of Preferred Business Credit, Inc., a California corporation (the "Company"), whose business address is 300 N. Lake Avenue, Suite 1115, Pasadena, CA 91101. The officers and directors of the Company are set forth on Appendix A hereto. The Company's principal business is the making of commercial loans. During the last five years, neither the Company nor any officer of the Company has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------


     Farhad Motia and Fred Bae, who are directors and the president and the executive vice president, respectively, of the Company (the "Principals"), expected to contribute all of the shares of common stock of Sterling owned by each of them, a total of 87,722 shares (the "Shares") to the Company. However, subsequent to the initial filing of this Schedule 13D, instead of directly contributing the Shares to the Company, the Principals elected to issue promissory notes to the Company secured by the Shares. Thereafter, the Principals elected to sell the Shares and to distribute the proceeds from the sales of the Shares to the Company in settlement of such promissory notes.

CUSIP No. 859728-10-7                 13D                      Page 4 of 7 Pages

Item 4.   Purpose of the Transaction.
------    --------------------------


     The Principals expected to contribute all of the Shares to the Company. However, subsequent to the initial filing of this Schedule 13D, instead of directly contributing the Shares to the Company, the Principals elected to issue promissory notes to the Company secured by the Shares. Thereafter, the Principals elected to sell the Shares and to distribute the proceeds from the sales of the Shares to the Company in settlement of such promissory notes.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     According to the most recently available quarterly report on Form 10-Q of Sterling, there are 1,710,429 shares of Common Stock issued and outstanding.


     (a)  Amount beneficially owned by the Company:  0
          Percent of class:  0%

     (b)  The number of shares as to which the Company has:


          (i)  Sole power to vote or direct the vote:  0 shares;


          (ii)  Shared power to vote or direct the vote:  0 shares;


          (iii)  Sole power to dispose or direct the disposition of:
     0 shares;


          (iv)  Shared power to dispose or direct the disposition of:
     0 shares;


     (c) On February 26, 1996, the Principals sold the Shares at a price per Share of $3.34 in a broker's transaction on the open market.

     (d) No other entity is known to have the right to receive or the power to direct the receipt of dividends from, or the

CUSIP No. 859728-10-7                 13D                      Page 5 of 7 Pages

proceeds from the sale of, the securities to which this Statement relates.

     (e) The Company ceased to be the beneficial owner of more than five percent of the Common Stock of Sterling on February 26, 1996.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     The Company is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of Sterling, including but not limited to the transfer or voting of any of the securities of Sterling, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
------    ---------------------------------

          Not applicable.

CUSIP No. 859728-10-7                 13D                      Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated as of February 29, 1996.

                               PREFERRED BUSINESS CREDIT, INC.



                               By  /s/ Farhad Motia
                                  -----------------------------------
                                           Farhad Motia,
                                             President

CUSIP No. 859728-10-7                 13D                      Page 7 of 7 Pages

                                   APPENDIX A
                                   ----------

     The following is a list of directors and officers of the Company:

                                                    Principal
       Name                Address                  Occupation
       ----                -------                  ----------

Directors
---------

Farhad Motia         300 N. Lake Drive #1115     President, Preferred
                     Pasadena, CA 91101          Business Credit, Inc.

William C. Kuhns     300 N. Lake Drive #1115     Secretary, Preferred
                     Pasadena, CA 91101          Business Credit, Inc.

Fred Bae             300 N. Lake Drive #1115     Executive Vice President,
                     Pasadena, CA 91101          Preferred Business Credit,
                                                 Inc.

Officers
--------

Farhad Motia         300 N. Lake Drive #1115     President, Preferred
                     Pasadena, CA 91101          Business Credit, Inc.

William C. Kuhns     300 N. Lake Drive #1115     Secretary, Preferred
                     Pasadena, CA 91101          Business Credit, Inc.

Fred Bae             300 N. Lake Drive #1115     Executive Vice President,
                     Pasadena, CA 91101          Preferred Business Credit,
                                                 Inc.

Michael Murphy       300 N. Lake Drive #1115     Vice President, Preferred,
                     Pasadena, CA 91101          Preferred Business Credit,
                                                 Inc.